[KCS LETTERHEAD]

VIA EDGAR

May 17, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kansas City Southern Registration Statement on Form S-4

Ladies and Gentlemen:

We are writing this letter in connection with the filing of the above-referenced Registration Statement for Kansas City Southern (the “Issuer”), which relates to (i) an offer to exchange (the “2016 Notes Exchange Offer”) Floating Rate Senior Notes due 2016 (the “2016 Exchange Notes”) for all of the Issuer’s presently outstanding Floating Rate Senior Notes due 2016 (the “2016 Original Notes”), (ii) an offer to exchange (the “2020 Notes Exchange Offer”) 2.35% Senior Notes due 2020 (the “2020 Exchange Notes”) for all of the Issuer’s presently outstanding 2.35% Senior Notes due 2020 (the “2020 Original Notes”), (iii) an offer to exchange (the “3.00% 2023 Notes Exchange Offer”) 3.00% Senior Notes due 2023 (the “3.00% 2023 Exchange Notes”) for all of the Issuer’s presently outstanding 3.00% Senior Notes due 2023 (the “3.00% 2023 Original Notes”), (vi) an offer to exchange (the “3.85% 2023 Notes Exchange Offer”) 3.85% Senior Notes due 2023 (the “3.85% 2023 Exchange Notes”) for all of the Issuer’s presently outstanding 3.85% Senior Notes due 2023 (the “3.85% 2023 Original Notes”), (v) an offer to exchange (the “2043 Notes Exchange Offer”) 4.30% Senior Notes due 2043 (the “2043 Exchange Notes”) for all of the Issuer’s presently outstanding 4.30% Senior Notes due 2043 (the “2043 Original Notes”), (vi) an offer to exchange (the “2045 Notes Exchange Offer” and, together with the 2016 Notes Exchange Offer, the 2020 Notes Exchange Offer, the 3.00% 2023 Notes Exchange Offer, the 3.85% 2023 Notes Exchange Offer and the 2043 Notes Exchange Offer, the “Exchange Offers” and each an “Exchange Offer”) 4.95% Senior Notes due 2045 (the “2045 Exchange Notes” and, together with the 2016 Exchange Notes, the 2020 Exchange Notes, the 3.00% 2023 Exchange Notes, the 3.85% 2023 Exchange Notes and the 2043 Exchange Notes, the “Exchange Notes”) for all of the Issuer’s presently outstanding 4.95% Senior Notes due 2045 (the “2045 Original Notes” and, together with the 2016 Original Notes, the 2020 Original Notes, the 3.00% 2023 Original Notes, the 3.85% 2023 Original Notes and the 2043 Original Notes, the “Original Notes”).

We hereby confirm to you that the Issuer is registering the Exchange Offers in reliance upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman Sterling (July 2, 1993) no-action letters issued by the Staff. Furthermore, we represent to you as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute any of the Exchange Notes to be received in the applicable Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offers, is acquiring the applicable Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the applicable Exchange Notes to be received. In this regard, the Issuer will make each person participating in an Exchange Offer aware (through the Exchange Offers prospectus or otherwise) that if the applicable Exchange Offer is being used by a person to participate in a distribution of the applicable Exchange Notes to be received, that person (i) cannot rely upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter issued by the Staff or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The Issuer acknowledges to the Staff that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508 of Regulation S-K, as applicable.

We further represent to you as follows:

The Issuer (i) will make each person participating in an Exchange Offer aware (through the Exchange Offers prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes, as applicable, in exchange for such applicable Original Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in an Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding 2016 Original Notes, 2020 Original Notes, 3.00% 2023 Original Notes, 3.85% 2023 Original Notes, 2043 Original Notes or 2045 Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the applicable Exchange Notes received in respect of such applicable Original Notes pursuant to the applicable Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[Signature Page Follows]

Sincerely yours,

Kansas City Southern

By:	/s/ Adam J. Godderz
Name:	Adam J. Godderz
Title:	Vice President and Corporate Secretary